October 15, 2013

VIA EDGAR ONLY

United States Securities and Exchange Commission

Mail Stop 4720

Washington, D.C. 20549

Attention:	John Reynolds

Assistant Director

Re:	Montalvo Spirits, Inc.

Registration Statement on Form S-1

Filed September 17, 2013

File No. 333-191201

Dear Mr. Reynolds:

Please be advised that the undersigned is the duly-appointed Chief Executive Officer of Montalvo Spirits, Inc., the above-referenced issuer (the “Issuer”). This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings provided in your letter dated October 8, 2013 (the “Comment Letter”).

The purpose of this correspondence is to provide responses to the Comment Letter to the Commission and provide explanation, where necessary. In connection therewith, the Issuer has caused to be filed Amendment No. 1 to its registration statement on Form S-1 (the “Registration Statement”). To reflect edits to the Registration, additions have been marked via underline and deletions have been marked “strike through”. Our responses follow the text of each Staff comment reproduced consecutively for your convenience.

General

1.	Please provide the dilution information required by Item 506 of Regulation S-K.

We have revised the Form S-1 to include the following Dilution information on page 19 of the Registration Statement:

DILUTION

Investors who purchase our common stock will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Net tangible book value per share is determined by dividing our total tangible assets less total liabilities by the number of outstanding shares of our common stock. As of June 30, 2013, we had a net tangible book value of $(410,858), or approximately $(0.00612) per share of common stock.

Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of common stock in this offering, assuming a purchase price of $0.25 per share, which is the minimum purchase price at which shares can be sold under the Purchase Agreement, and the pro forma as adjusted net tangible book value per share of common stock immediately after the completion of this offering. Therefore, after giving effect to our assumed receipt of $2,119,250 in estimated net proceeds from the issuance of 9,100,000 additional shares of common stock under the Purchase Agreement and registered in this offering (assuming a purchase price of $0.25 per share for 8,397,000 shares, the issuance of 603,000 additional commitment shares for no additional cash consideration, the issuance of 100,000 shares for $50,000, offering expenses of $30,000, and assuming all such sales and issuances were made on June 30, 2013), our pro forma as adjusted net tangible book value as of June 30, 2013 would have been approximately $1,708,392, or $0.0224 per share. This would represent an immediate increase in the net tangible book value of $0.028 per share to existing shareholders attributable to this offering. The following table illustrates this per share dilution:

Assumed public offering price per share of common stock (minimum allowed price)	$0.25
Net tangible book value per share as of June 30, 2013	(0.00612)
Increase in as adjusted net tangible book value per share attributable to this offering	0.028
Pro forma net tangible book value per share after this offering	0.0224
Dilution per share to new investors	$0.2276

To the extent that we sell more or less than $10,050,000 worth of shares under the Purchase Agreement, or to the extent that some or all sales are made at prices in excess of the minimum allowable purchase price of $0.25 per share, then the dilution reflected in the table above will differ. The above table is based on 67,122,512 shares of our common stock outstanding as of June 30, 2013, adjusted for the assumed sale of $2,119,250 in shares to Lincoln Park under the Purchase Agreement at the assumed minimum purchase price described above.

To the extent that we issue additional shares of common stock in the future, there may be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our shareholders.

About this Offering, page 2

2.	Please disclose the basis for issuing 100,000 shares for $50,000; e.g., disclose if this was based on the market price on a specific date. Also explain how the amount of 603,000 shares was determined as consideration for Lincoln Park’s commitment to buy additional shares under the Purchase Agreement and the value of those shares.

The Issuer and Lincoln Park had initial introductory discussions in late July and early August of 2013 when the average closing price of the Issuer’s common stock was approximately $0.70. These initial negotiations contemplated an investment by Lincoln Park in the amount of $50,000 at a discount to the closing price equal to $0.50 (the “Initial Purchase Price”). The amount of 603,000 shares was determined as three percent (3%) of the amount of the total commitment $10,050,000 multiplied by 3% and divided by the agreed upon Initial Purchase Price of $.50. While the closing price was less than $0.70 upon execution of the Purchase Agreement, Lincoln Park agreed to honor the non-binding offer to purchase 100,000 shares at $0.50 per share.

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3.	Under the terms of the Purchase Agreement, the Company can put shares valued up to $10,050,000 to Lincoln Park. Please explain how you determined to register the number of 8,397,000 shares. Discuss the likelihood that you will ever receive, or will ever need, based on your disclosed business plans, the full amount of proceeds available under the Purchase Agreement. If you are not likely to receive the full amount, explain why the parties chose $10,050,000 as the dollar amount of the equity line.

The equity line amount of $10,050,000 was offered by Lincoln Park. The Issuer accepted this amount and intends, if conditions are favorable, to use the full amount of proceeds under the Purchase Agreement. While we disclose we require approximately $750,000 to achieve planned operations for the upcoming year, additional funds give us the ability to have more product to distribute and sell, retain more sales persons and increase marketing efforts at the current and recent price and volume, we expect to use the entire line prior to its expiration.

The Issuer and Lincoln Park agreed to register 9,100,000 shares of common stock as provided for in the Registration Rights Agreement, which is the number of shares to be registered in the Registration Statement on Form S-1, not 8,397,000. The number of 9,100,000 of registered shares was determined, in accordance with Rule 415 of the Securities Act of 1933, as amended, (the “Securities Act”), by multiplying the number of shares of the Issuers common stock held by non-affiliates by one-third. At the time of calculation, there were 30,502,032 shares held by non-affiliates; one-third of that number is 9,150,612 shares. The Issuer and Lincoln Park selected 9,100,000 shares so as not to exceed the permissible number of shares to be registered.

4.	Based on a recent market price, please disclose the proceeds available to the company if all the 8,397,000 shares under the Purchase Agreement are put to Lincoln Park in the future.

The Issuer added the following line to the end of the second paragraph on page 3 under, “About this Offering”:

Assuming a purchase price of $0.33 per share (the closing sale price of the common stock on October 14, 2013) and the purchase by Lincoln Park of the full 8,397,000 shares under the Purchase Agreement, proceeds to us would be $2,771,010.

Risk Factors, page 5

5.	Please describe the dilutive effect of the pricing mechanism under the Purchase Agreement. For example, describe the Accelerated Purchase Price mechanism and its effect. Also discuss the likelihood that the company will have access to the full amount available to it under the Purchase Agreement.

We have amended and added the following language following disclosure under Risk Factors on page 14:

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We are registering an aggregate of 9,100,000 shares of common stock that were or may be issued under the Purchase Agreement. The resale of these shares by Lincoln Park could depress the market price of our common stock.

We are registering an aggregate of 9,100,000 shares of common stock under this registration statement for, 8,397,000 shares for issuance pursuant to the Purchase Agreement. We anticipate selling the shares registered in this offering over a period of up to 24 months from the date that the registration statement is declared effective. Depending upon market liquidity at the time, Lincoln Park’s sale of shares into the public market under this prospectus could cause the trading price of our common stock to decline. The sale of a substantial number of shares of our common stock under this offering, or anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales. In addition, because the purchase price for the common stock that we may sell to Lincoln Park under the Purchase Agreement is variable (based on the future trading prices of our common stock immediately preceding the time of sale), if the purchase price to Lincoln Park decreases (due to sales by Lincoln Park in the market or otherwise), this could allow Lincoln Park to receive greater numbers of shares of common stock, the resales of which could further depress the stock price. You should be aware that there is an inverse relationship between the market price of our common stock and the number of shares of common stock that may be issued pursuant to the Purchase Agreement.

Funding from our purchase agreements with Lincoln Park may be limited or be insufficient to fund our operations or to implement our strategy.

Under our $10,050,000 Purchase Agreement with Lincoln Park, we may direct Lincoln Park to purchase up to $10.05 million of shares of common stock, subject to certain limitations and conditions, over a 24-month period. There can be no assurance that we will be able to receive any or all of the additional funds from Lincoln Park because the Purchase Agreement contains limitations, restrictions, requirements, events of default and other provisions that could limit our ability to cause Lincoln Park to buy common stock from us, including that the closing price of our stock is at least $0.25 and that Lincoln Park own no more than 9.99% of our common stock under the Purchase Agreement.

The extent to which we rely on Lincoln Park as a source of funding will depend on a number of factors, including the amount of working capital needed, the prevailing market price of our common stock and the extent to which we are able to secure working capital from other sources. If obtaining sufficient funding from Lincoln Park were to prove unavailable or prohibitively dilutive, we would need to secure another source of funding.

We may be unable to sell shares to Lincoln Park under the Purchase Agreement when we need the funds, and that could harm our business and financial condition. We cannot predict the amount of funding we will receive under the Purchase Agreement and may receive substantially less than the maximum amount available.

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The sale or issuance of our Common Stock to Lincoln Park may cause dilution and the sale of the shares of Common Stock acquired by Lincoln Park, or the perception that such sales and issuances may occur, could cause the price of our Common Stock to fall.

On August 29, 2013, we entered into the Purchase Agreement with Lincoln Park, pursuant to which Lincoln Park has committed to purchase up to $10,050,000 of our Common Stock. Concurrently with the execution of the Purchase Agreement, we issued 603,000 shares of our Common Stock to Lincoln Park as a fee for its commitment to purchase shares of our Common Stock under the Purchase Agreement. The purchase shares that may be sold pursuant to the Purchase Agreement may be sold by us to Lincoln Park at our discretion from time to time over a twenty-four (24) month period commencing after the SEC has declared effective the registration statement that includes this prospectus. The purchase price for the shares that we may sell to Lincoln Park under the Purchase Agreement will fluctuate based on the price of our Common Stock. Depending on market liquidity at the time, sales of such shares may cause the trading price of our Common Stock to fall. Moreover, we may sell our Common Stock to Lincoln Park at prices that are less than the last reported sale price of our common stock on the day that we sell the shares to Lincoln Park. We have the right to sell certain amounts to Lincoln Park at an “Accelerated Purchase Price” as more fully described below under certain conditions. The Accelerated Purchase Price is equal to 90% of the volume weighted average price of the shares traded on the day that we sell shares to Lincoln Park. Accordingly, this price may be less than the last reported sale price of our Common Stock as reported on the OTCBB, and such sales to Lincoln Park will thereby have a dilutive effect on our shareholders. Any sales of shares of Common Stock purchased by Lincoln Park could result in substantial dilution to other holders of our Common Stock.

We generally have the right to control the timing and amount of any sales of our shares to Lincoln Park, except that, pursuant to the terms of our agreements with Lincoln Park, we would be unable to sell shares to Lincoln Park if and when the closing sale price of our Common Stock is below $0..25 per share, subject to adjustment as set forth in the Purchase Agreement. The last reported sale price of our Common Stock on the OTCBB as of recent date of this registration statement was $0.33. Accordingly, our stock price may fall below $0.25 and we would not be able to obtain any additional funding under the agreement with Lincoln Park. Assuming a purchase price of $0.33 per share (the closing sale price of the common stock on October 14, 2013) and the purchase by Lincoln Park of the full 8,397,000 purchase shares under the purchase agreement, proceeds to us would only be $2,771,010.

Additional sales of our Common Stock, if any, to Lincoln Park will depend upon market conditions and other factors to be determined by us. Lincoln Park may ultimately purchase all, some or none of the shares of our Common Stock that may be sold pursuant to the Purchase Agreement and, after it has acquired shares, Lincoln Park may sell all, some or none of those shares.

As a result of these potential issuances of securities, such issuances by us could result in substantial dilution to the interests of other holders of our Common Stock. Additionally, the sale of a substantial number of shares of our Common Stock to Lincoln Park or the anticipation of such issuances, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales.

Selling Stockholder, page 18

6.	In the table on page 19, please reconcile the amount of shares to be sold in the offering with the amount you are registering in the registration statement fee table and prospectus cover page.

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We have amended the table on page 19 to provide as follows:

Selling Stockholder	Shares Beneficially Owned Before this Offering		Percentage of Outstanding Shares Beneficially Owned Before this Offering	Shares to be Sold in this Offering Assuming The Company issues the Maximum Number of Shares Under the Purchase Agreement		Percentage of Outstanding Shares Beneficially Owned After this Offering
Lincoln Park Capital Fund, LLC (1)	703,000	(2)	1.0%	~~8,397,000~~9,100,000	(3)	*	(4)

Plan of Distribution, page 24

7.	As Lincoln Park is an underwriter, please delete the language in the penultimate paragraph in this section stating that it may sell without restriction under Rule 144(b)(1)(i) of the Securities Act.

We have deleted the language stating that Lincoln Park may sell without restriction under Rule 144(b)(1)(i) of the Securities Act.

Security Ownership of Certain Beneficial Owners and Management, page 35

8.	This table includes persons who own beneficially more than 10% of your common stock. Item 403 of Regulation S-K requires that the beneficial ownership table show owners of more than 5% of the registrant’s voting securities. Please revise.

We have replaced the security ownership table with the following:

The following table sets forth certain information, as of October 14, 2013 (except as otherwise indicated), regarding beneficial ownership of our Common Stock by (i) each person who is known by us to own beneficially more than 5% of the Common Stock, (ii) each of our directors and nominees for director, (iii) each of the Named Executive Officers (as defined below) and (iv) all our directors and executive officers as a group. As used in the table below, the term beneficial ownership with respect to a security consists of sole or shared voting power, including the power to vote or direct the vote, and/or sole or shared investment power, including the power to dispose or direct the disposition, with respect to the security through any contract, arrangement, understanding, relationship, or otherwise, including a right to acquire such power(s) during the 60 days immediately following October 14, 2013. As of October 14, 2013, we had 68,015,012 shares of Common Stock outstanding.

Shareholder	Beneficial Ownership (a)	Percent of Class (b)
Sergio Gonzalez Rivera	8,037,595	11.8%
Daniel Cahill (c)	3,161,342	4.7%
Carlos Gonzalez Rivera	8,037,595	11.8%
Alex Viecco	8,037,595	11.8%
Charles Duff (d)	6,228,057	9.2%
Ronald Shoemaker	6,237,295	9.2%
All Directors and Executive Officers as a group	27,274,127	40.1

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(a) Security ownership is direct unless indicated otherwise. Security ownership information for beneficial owners is taken from statements filed with the Securities and Exchange Commission pursuant to Sections 13(d), 13(g) and 16(a) and/or information made known to the Company.

(b) Based on 68,015,012 shares of our Common Stock outstanding as of September 16, 2013.

(c) Includes 1,157,741 shares held by DPC Consultants, LLC. Daniel Cahill holds voting and dispositive power over DPC Consultants, LLC.

(d) Includes 1,440,405 shares held by Point Loma Capital, Inc. and 1,402,503 shares held by CMFD Group, LLC. Charles Duff holds voting and dispositive power over Point Loma Capital, Inc. and CMFD Group, LLC.

9.	We note that the beneficial ownership table in your annual report on Form 10-K for the fiscal year ended March 31, 2013 includes Charles Duff and entities over which he has voting or investment power. Please revise the table to include Mr. Duff's ownership interests, or advise.

Generally, please see the response to Comment 8. The decrease in Mr. Duff’s aggregate holdings was a result of the distribution by Point Loma Capital, Inc. on June 12, 2013 of 9,437,280 shares of the Company’s common stock to its creditors and shareholders including 3,385,149 shares to Charles Duff. Point Loma retained ownership over 1,440,405 shares of the Company’s common stock.

Undertakings, page 40

10.	Please revise to provide the undertaking required by Item 512(a)(6) of Regulation S-K.

We have revised our undertaking to provide the following information required by Item 512(a)(6) of Regulation S-K:

“6. The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

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(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.”

Signatures, page 41

11.	Please identify your controller or principal accounting officer. See Form S-1, Instructions to Signatures.

We have amended the signature page to include to the signature of our Chief Financial Officer, Carlos Gonzalez Rivera, principal accounting officer.

Exhibits

12.	Please file the XBRL-related documents as exhibits and list them in the exhibit index. Refer to Item 601(b)(101) of Regulation S-K.

The registration statement was amended to include the XBRL-related documents and the Exhibit List was amended to include the following:

101.INS(1)*	XBRL Instance Document.

101.SCH(1)*	Taxonomy Extension Schema Document.

101.CAL(1)*	Taxonomy Extension Calculation Linkbase Document.

101.DEF(1)*	Taxonomy Extension Definition Linkbase Document.

101.LAB(1)*	Taxonomy Extension Labels Linkbase Document.

101.PRE(1)*	Taxonomy Extension Presentation Linkbase Document.

* In accordance with Rule 406T of Regulation S-T, the XBRL-related information in Exhibit 101 to this registration statement is deemed not filed or part of this registration statement or prospectus for purposes of Section 11 or 12 of the Securities Act, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under these sections.

Exhibit 5.1

13.	We note counsel’s statement that the firm is not admitted or qualified to practice in the state of Nevada. An opinion of counsel with respect to a jurisdiction in which counsel is not admitted to practice is acceptable as long as the opinion is not qualified as to jurisdiction. Please have counsel revise the opinion accordingly. For guidance, see Staff Legal Bulletin No. 19 (CF), Section II(B)(3)(b), available at http://www.sec.gov/interps/legal/cfslb19.htm.

Our counsel has revised its opinion to delete the reference that it is qualified as to jurisdiction.

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Further, the Company hereby advises the Commission that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any further information, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Alex Viecco

Alex Viecco,

Chief Executive Officer

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